Katherine R. Kelly Vice President and Corporate Secretary 430 E 29th Street, 14thFL, New York, NY 10016 Tel: 212-546-4852 katherine.kelly@bms.com

January 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Jeff Gabor and Mary Beth Breslin, Division of Corporate Finance, Office of Life Sciences

Re:	Bristol-Myers Squibb Company
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 24, 2020
File No. 001-38533

Dear Mr. Gabor and Ms. Breslin:

This letter responds to the comment letter (the “Comment Letter”) dated December 22, 2020, regarding the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (“2019 Form 10-K) of Bristol-Myers Squibb Company (the “Company” or “BMS”). For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

Securities and Exchange Commission
January 6, 2021

Form10-K for the Fiscal Year Ended December 31, 2019

General

1.
We note that your forum selection provision in Article 58 of your bylaws identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery lacks jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” In future filings, please prominently describe the provision, including the relevant forum for litigation and any subject matter jurisdiction carve out, and whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision and include risk factor disclosure of the risks to investors, such as the increased costs to bring a claim and that the provision may discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Further, if the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Company acknowledges the Staff’s comment and will include these disclosures in future filings.

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If you have any questions regarding the response in this letter, please do not hesitate to contact me at 212-546-4852 or katherine.kelly@bms.com.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Vice President and Corporate Secretary